INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2017

(Expressed in U.S. dollars)

(Unaudited)

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of U.S. dollars) (unaudited)

		June 30,	December 31,	January 1,
		2017	2016	2016
	Notes		(restated)	(restated)
		$	$	$
ASSETS
Current Assets
Cash	4	3,492	1,294	2,262
Restricted cash	4	-	8,678	-
Trade and other receivables	5	30,025	25,662	13,020
Prepaid expenses and deposits	6	13,664	10,619	7,081
Inventories	7	76,754	67,462	42,000
		123,935	113,715	64,363
Non-Current Assets
Inventories	7	5,398	4,704	3,802
Property, plant and equipment	8	547,069	555,289	580,674
		552,467	559,993	584,476
TOTAL ASSETS		676,402	673,708	648,839

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Trade and other payables	9	83,380	93,627	82,235
Deferred revenue	10	11,439	11,458	5,838
Loans	11	9,000	9,513	11,921
Other liabilities	12	7,923	6,959	2,033
Derivative instruments - mark-to-market	13	23,890	9,018	28,763
Long-term debt	15	-	196,479	-
Preference shares	16	-	42,658	-
		135,632	369,712	130,790
Non-Current Liabilities
Deferred revenue	10	90,611	94,794	42,529
Loans	11	-	-	3,012
Other liabilities	12	6,943	6,254	5,366
Derivative instruments - mark-to-market	13	25,245	2,940	25,004
Provision for closure and reclamation	14	6,607	6,256	8,066
Long-term debt	15	184,172	10,000	168,127
Preference shares	16	-	30,576	69,337
		313,578	150,820	321,441
Total Liabilities		449,210	520,532	452,231

Shareholders' Equity
Share capital	17	638,301	526,987	518,629
Warrants		-	13,356	13,356
Contributed surplus	18	57,378	43,913	43,431
Deficit		(468,487)	(431,080)	(378,808)
		227,192	153,176	196,608
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		676,402	673,708	648,839

Basis of presentation	2
Commitments and contingencies	19
Related party transactions	20
Restatement of previously published information	29
Events after the reporting period	30

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in thousands of U.S. dollars) (unaudited)

		For the three months ended		For the six months ended
		June 30,	June 30,	June 30,	June 30,
		2017	2016	2017	2016
	Notes		(restated)		(restated)
		$	$	$	$

Operating revenue		41,876	59,649	97,102	106,189

Operating expenses
Production costs	22	(29,086)	(36,513)	(66,102)	(68,690)
Depletion and depreciation	8	(8,989)	(13,704)	(22,512)	(24,496)
Total mine operating expenses		(38,075)	(50,217)	(88,614)	(93,186)

Gross earnings from operations		3,801	9,432	8,488	13,003

Exploration and evaluation costs	23	(2,480)	(2,665)	(4,636)	(4,684)
General and administrative	24	(3,598)	(4,282)	(6,764)	(7,919)
Share-based payments	18	(12)	(299)	(87)	(340)
Other charges and provisions, net	25	2,397	(6,175)	(3)	(15,598)
Net income/(loss) from operations		108	(3,989)	(3,002)	(15,538)

Finance expenses, net of interest income	26	(21,715)	(10,382)	(33,815)	(22,747)
Foreign exchange (loss)/gain		(180)	45	(590)	245
Net loss		(21,787)	(14,326)	(37,407)	(38,040)

Total comprehensive loss		(21,787)	(14,326)	(37,407)	(38,040)

Loss per share (2016 amounts adjusted for Share Consolidation, Note 2b)
Basic	17c	(0.23)	(0.47)	(0.60)	(1.33)
Diluted	17c	(0.23)	(0.47)	(0.60)	(1.33)

Weighted average number of common shares outstanding (in thousands) (2016 amounts adjusted for Share Consolidation, Note 2b)
Basic	17c	93,256	30,231	61,976	28,658
Diluted	17c	93,256	30,231	61,976	28,658

Restatement of previously published information	29

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S dollars) (unaudited)

		Share capital
		Number of
		common
		shares (in			Contributed	Deficit
	Notes	thousands)	Amount	Warrants	Surplus	(restated)	Total
			$	$	$	$	$
Balance as at January 1, 2016		252,159	518,629	13,356	43,431	(378,808)	196,608
Net loss		-	-	-	-	(38,040)	(38,040)
Private placement	17	50,000	8,068	-	-	-	8,068
Exercise of stock options	18	230	55	-	(20)	-	35
Share-based payments	18	-	-	-	389	-	389
Balance as at June 30, 2016		302,389	526,752	13,356	43,800	(416,848)	167,060
Net loss		-	-	-	-	(14,232)	(14,232)
Exercise of stock options	18	1,093	235	-	(83)	-	152
Share-based payments	18	-	-	-	196	-	196
Balance as at December 31, 2016		303,482	526,987	13,356	43,913	(431,080)	153,176
Common shares issued:
Pursuant to Notes refinancing	15	100,645	14,090	-	-	-	14,090
Pursuant to Term Loan refinancing	15	12,940	1,812	-	-	-	1,812
Pursuant to conversion of Preference Shares	16	270,906	37,927	-	-	-	37,927
Pursuant to conversion of Private Placement Preferred Shares	16	410,605	57,485	-	-	-	57,485
Share Consolidation (10:1)	17	(988,720)	-	-	-	-	-
Net loss		-	-	-	-	(37,407)	(49,001)
Expiry of warrants	18	-	-	(13,356)	13,356	-	-
Share-based payments	18	-	-	-	109	-	109
Balance as at June 30, 2017		109,858	638,301	-	57,378	(468,487)	215,598

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars) (unaudited)

		For the three months ended		For the six months ended
		June 30,	June 30,	June 30,	June 30,
		2017	2016	2017	2016
	Notes		(restated)		(restated)

Operating activities
Net loss		(21,787)	(14,326)	(37,407)	(38,040)
Adjustments for:
Recognition of non-cash revenue	10, 13	(4,160)	(5,167)	(9,631)	(11,938)
Depletion and depreciation	8	9,038	13,859	22,612	24,773
Unrealized foreign exchange (gain)/loss		31	(41)	153	(226)
Share-based payments	18	19	342	109	389
Employee retention allowance	12	157	148	363	403
Finance expenses, net of interest income	26	16,380	9,871	27,575	21,121
Accretion on closure and reclamation	14	178	169	351	337
Other charges and provisions, net	25	(2,397)	5,371	3	14,794
Interest paid, net of interest received		(7,476)	(1,564)	(17,373)	(6,100)
Taxes paid		(29)	(314)	(187)	(314)
Operating cash flows before working capital adjustments		(10,046)	8,348	(13,432)	5,199
Working capital adjustments	28a	(21,574)	1,380	(26,047)	(9,544)
Net cash flows (used in)/provided by operating activities		(31,620)	9,728	(39,479)	(4,345)

Investing activities
Movement in restricted cash	4	-	-	8,678	(17,500)
Acquisition of property, plant, and equipment	8	(7,789)	(10,290)	(14,627)	(13,994)
Expenditures on mine under construction, net of associated working capital movements		-	(2,758)	-	(13,515)
Interest paid on borrowings for mine under construction		-	-	-	(5,122)
Net cash used in investing activities		(7,789)	(13,048)	(5,949)	(50,131)

Financing activities
Banking facilities	9	3,651	(218)	5,876	(2,393)
Net proceeds from non-equity financing	28	45,325	-	45,000	90,175
Net proceeds from equity financing	28	-	35	-	8,103
Repayment of derivative liabilities	13	-	-	-	(31,761)
Payment of dividends	16	(1,648)	(2,053)	(1,648)	(3,778)
Finance lease payments	12	(447)	(544)	(1,090)	(1,058)
Net (repayments of)/borrowings from loans	11	(11,565)	4,084	(513)	(1,568)
Net cash provided by financing activities		35,316	1,304	47,625	57,720

Effect of foreign exchange on cash and cash equivalents		1	(6)	1	1
Net (decrease)/increase in cash and cash equivalents		(4,092)	(2,022)	2,198	3,245
Cash and cash equivalents, beginning		7,584	7,529	1,294	2,262
Cash and cash equivalents, ending		3,492	5,507	3,492	5,507

Cash flows	28
Restatement of previously published information	29

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and six months ended June 30, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

1.	CORPORATE INFORMATION

Banro Corporation’s business focus is the development and production of mineral properties in the Democratic Republic of the Congo (the “Congo”). Banro Corporation (the “Company”) was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

These interim condensed consolidated financial statements as at June 30, 2017 and December 31, 2016, and for the three and six month periods ended June 30, 2017 and 2016 include the accounts of the Company and of its wholly-owned subsidiary incorporated in the United States, Banro American Resources Inc., as well as its subsidiary in the Congo, Banro Hydro SARL, and its subsidiary in Barbados, Banro Group (Barbados) Limited. The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange and on the NYSE MKT LLC. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

The Company holds a 100% effective interest in four gold properties (the Twangiza and Namoya mining operations, and the Lugushwa and Kamituga exploration properties) through its Congo subsidiaries (which in turn are held by Barbados subsidiaries of the Company). These properties, totalling approximately 2,612 square kilometres, are covered by a total of 13 exploitation permits (or mining licenses). The Company also holds, through a further Congo subsidiary (Banro Congo Mining S.A.), 14 exploration permits covering an aggregate of 2,638 square kilometres. Ten of the exploration permits are located in the vicinity of the Company's Twangiza property and four are located in the vicinity of the Company's Namoya property.

2.	BASIS OF PREPARATION

a)	Statement of Compliance

These interim condensed consolidated financial statements, as at June 30, 2017 and December 31, 2016, and for the three and six month periods ended June 30, 2017 and 2016, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The disclosure contained in these interim condensed consolidated financial statements does not include all the requirements in IFRS. Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2016, which includes information necessary to understand the Company’s business and financial statement presentation. The interim condensed consolidated financial statements as at and for the three months ended March 31, 2017 were not reviewed by the Company’s auditors prior to their issuance.

The Company’s Board of Directors approved these interim condensed consolidated financial statements on August 16, 2017.

b)	Going Concern

These interim condensed consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for certain financial instruments which are presented at fair value.

On April 19, 2017, the Company completed a recapitalization transaction (the “Recapitalization”) within a Plan of Arrangement as governed by the Canada Business Corporations Act, the details of which included:

•

the refinancing of the maturing $175,000 Notes (as defined in Note 15) and $22,500 Term Loan (as defined in Note 15) with $197,500 of 2017 Notes (as defined in Note 15) with a 4-year maturity as well as the issuance of new common shares of the Company, representing approximately 10% of the common shares of the Company on a fully-diluted basis;

•

the conversion of all of the outstanding Preference Shares (as defined in Note 16) and Private Placement Preferred Shares (as defined in Note 16) (including accrued and unpaid dividends of $3,530) into common shares of the Company, representing approximately 60% of the common shares of the Company on a fully-diluted basis;

•

the execution of a gold forward sale agreement on the Company’s Namoya mining operation in the Congo to raise $45,000 (see Note 13a). The proceeds are to be used by the Company for working capital and general corporate purposes, including the funding of the transaction costs of $4,418, the repayment of a $6,500 Interim Loan (as defined in Note 11) provided in February 2017 and the repayment of a $5,000 gold forward sale agreement (see Note 13);

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and six months ended June 30, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

•	the extension of the maturity dates on the $10,000 Baiyin Loan (as defined in Note 15) from July 15, 2018 and September 1, 2018 to February 28, 2020;
•	the cancellation of all outstanding stock options with an exercise price equal to or greater than Cdn$0.80 per share (Cdn$8.00 after Share Consolidation defined below); and
•

the incurral of the fair value loss on conversion of Preference Shares and Private Placement Preferred Shares of $18,423 and a gain on the derecognition of the $175,000 Notes and $22,500 Term Loan of $8,454, resulting in a net loss on Recapitalization of $9,969.

Refer to Notes 11, 13, 15, 16, 17 and 26 for additional details regarding the Recapitalization and Note 20 for all related party disclosures.

On May 23, 2017, subsequent to the issuance of common shares under the Recapitalization, all of the common shares issued and outstanding were consolidated on the basis of one common share in the capital of the Company for every 10 existing common shares (the “Share Consolidation”) resulting in the Company having 109,858 common shares outstanding.

The Company had a net loss of $37,407 for the six months ended June 30, 2017 (six months ended June 30, 2016 – net loss of $38,040) and as at June 30, 2017 had a working capital deficit of $11,697 (December 31, 2016 (restated) - $16,860, excluding long-term debt and preference shares).

The Company’s ability to continue operations in the normal course of business is dependent on several factors, including its ability to secure additional funding. In addition to the financings that closed in the current period including the Recapitalization and those disclosed in Note 30, management is exploring all available options to secure additional funding. Given the continuation of weak investor sentiment and capital market conditions, there exists significant uncertainty as to the Company’s ability to raise additional funds on favorable terms. In addition, the recoverability of the amounts shown as non-current assets is dependent upon the Company achieving its operational targets, the ability of the Company to obtain financing to complete the development of the properties where necessary, or alternatively, upon the Company’s ability to recover its incurred costs through a disposition of its interests, all of which are uncertain.

In the event the Company is unable to economically recover reserves, receive the necessary permitting, or arrange appropriate financing, the carrying value of the Company’s assets and liabilities could be subject to material adjustment and the Company may not be able to meet its obligations as they become due in the normal course of business. Furthermore, these conditions indicate the existence of a material uncertainty that raises substantial doubt as to the Company’s ability to continue as a going concern.

These interim condensed consolidated financial statements do not include any additional adjustments to the recoverability and classification of recorded asset amounts, classification of liabilities and changes to the statements of comprehensive loss that might be necessary if the Company was unable to continue as a going concern.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

These interim condensed consolidated financial statements have been prepared using the same accounting policies and methods of computation as presented in Note 3 of the annual consolidated financial statements of the Company as at and for the year ended December 31, 2016, except for the newly adopted accounting standards and the accounting policy change for treatment of exploration and evaluation costs and significant judgments and estimates related to the Recapitalization as noted below.

a)	Newly Applied Accounting Standards

The following amended standards were applied as of January 1, 2017:

•	IAS 7, Statement of Cash Flows (amendment); and
•	IAS 12, Income Taxes (amendment).

The adoption of these amended standards did not have a significant impact on the Company’s interim condensed consolidated financial statements.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and six months ended June 30, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

b)	Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014 and will replace IAS 18 Revenue and IAS 11 Construction Contracts and related interpretations. IFRS 15 provides a more detailed framework for the timing of revenue recognition and increased requirements for disclosure of revenue. IFRS 15 uses a control-based approach to recognize revenue which is a change from the risk and reward approach under the current standard. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016 and will replace IAS 17 Leases. IFRS 16 specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The mandatory effective date is for annual periods beginning on or after January 1, 2019. The Company is evaluating the impact of this standard on its consolidated financial statements.

c)	Change in Accounting Policy

During the six months ended June 30, 2017, the Company changed its accounting policy with respect to the treatment of exploration and evaluation costs. While the Company will continue to undertake exploration activities, the Company now expenses such costs to the interim condensed consolidated statement of comprehensive loss. Prior to this change in policy, such exploration and evaluation costs were capitalized to the interim condensed consolidated statement of financial position within the categories of “Exploration and evaluation” (for undeveloped mineral resources) and “property, plant and equipment” (as the sub-category “Mining assets” as these were the pre-development costs relating to the Company’s producing properties).

The Company believes that the new policy is preferable as it more closely aligns the accounting for these costs with the Company’s focus on its Twangiza and Namoya mining operations results and would therefore provide more relevant and reliable information about the effects of transactions, other events or conditions on the Company’s financial position, financial performance or cash flows.

The impact of this voluntary change in the accounting policy on the interim condensed consolidated financial statements is primarily to eliminate capitalized exploration and evaluation costs and depreciation connected thereto from the interim condensed consolidated statement of financial position and to expense such costs to the interim condensed consolidated statement of comprehensive loss. The impact on each line item of the primary interim condensed consolidated financial statements since the Company’s adoption of IFRS is shown in Note 29.

d)	Significant judgments and estimates

On April 19, 2017, the Company completed the Recapitalization (as outlined in Note 2b). The Recapitalization required the Company to apply new judgments on the substance of the transaction. In considering such judgments, the Company concluded that the Recapitalization was performed based on the counterparties acting in their capacity as debt holders.

Additionally, the accounting for the Recapitalization transaction resulted in the Company estimating the fair values of the 2017 Notes (as defined in Note 15) and the new gold forward sale agreement (see Note 13).

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and six months ended June 30, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

4.	CASH

	June 30,	December 31,
	2017	2016
	$	$
Cash	3,492	1,294
Restricted cash[1]	-	8,678

1 As at December 31, 2016, restricted cash included deposits for future payments on long-term debt until stated maturity (see Note 15).

5.	TRADE AND OTHER RECEIVABLES

	June 30,	December 31,
	2017	2016
	$	$
Trade receivables and advances to employees	549	460
VAT receivable	18,230	14,723
Fuel tax recoverable	11,222	10,456
Other receivables	24	23
	30,025	25,662

As at June 30, 2017, there were no allowances recorded against trade and other receivables as all amounts are expected to be fully recovered (December 31, 2016 - $nil).

6.	PREPAID EXPENSES AND DEPOSITS

	June 30,	December 31,
	2017	2016
	$	$
Supplier prepayments and deposits - Twangiza	5,586	3,946
Supplier prepayments and deposits - Namoya	4,839	3,709
Deposits for permit renewal	1,401	1,401
Prepaid insurance and rent	1,838	1,563
	13,664	10,619

7.	INVENTORIES

		December 31,
	June 30,	2016
	2017	(restated)
	$	$
Ore in stockpiles	2,765	2,611
Gold in process	19,161	13,065
Gold bullion	12,803	9,721
Mine operating supplies	42,025	42,065
Current portion of inventories	76,754	67,462

Non-current ore in stockpiles[1]	5,398	4,704
Total	82,152	72,166

1Includes stockpiles not scheduled for processing within the next twelve months.

During the three and six month periods ended June 30, 2017, the Company recognized $29,086 and $66,102 respectively (three and six month periods June 30, 2016 - $36,513 and $68,690 respectively) of inventories as an expense as production costs and $nil and $nil respectively (three and six month periods ended June 30, 2016 - $nil and $1,034 respectively) for impairment of inventories within other charges and provisions in the interim condensed consolidated statement of comprehensive loss.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and six months ended June 30, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

8.	PROPERTY, PLANT AND EQUIPMENT

The Company’s Property, Plant and Equipment are summarized in the table below and is restated to reflect the change in accounting policy impact on Mining Asset (Note 3c and 29).

	Construction	Plant and
	in progress	equipment	Total
	$	$	$
I) Cost
Balance as at January 1, 2016	1,584	353,743	410,098
Additions	17,888	15,524	33,412
Transfers from mine under construction	479	321,300	321,779
Transfers	(3,818)	3,818	-
Disposals	-	(23,420)	(23,420)
Balance as at December 31, 2016	16,133	670,965	687,098
Additions	11,702	5,323	17,025
Transfers	(8,291)	8,291	-
Balance as at June 30, 2017	19,544	684,579	704,123

II) Accumulated Depreciation
Balance as at January 1, 2016	-	96,432	120,471
Depreciation	-	58,660	58,660
Depletion	-	-	-
Disposals	-	(23,283)	(23,283)
Balance as at December 31, 2016	-	131,809	131,809
Depreciation	-	25,245	25,245
Depletion	-	-	-
Balance as at June 30, 2017	-	157,054	157,054

III) Carrying amounts
Balance as at December 31, 2016	16,133	539,156	555,289
Balance as at June 30, 2017	19,544	527,525	547,069

During the three and six months ended June 30, 2017, the Company did not dispose of any assets. During the three and six months ended June 30, 2016, the Company disposed of assets with a total cost of $857 and accumulated depreciation of $723 resulting in a loss on disposition of $134. The Company’s Property, Plant and Equipment in the Congo are pledged as security, pursuant to several of the Company’s financing arrangements, including the 2017 Notes (as defined in Note 15), the gold streams (Note 10), and the GFSAs (as defined in Note 13).

9.	TRADE AND OTHER PAYABLES

	June 30,	December 31,
	2017	2016
	$	$
Banking facilities	13,082	7,206
Accounts payable	55,363	62,990
Accrued liabilities	14,935	23,431
	83,380	93,627

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and six months ended June 30, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

10.	DEFERRED REVENUE

The current portion of deferred revenue reflects expected deliveries within the next 12 months.

	Namoya	Twangiza	Total
	$	$	$
Balance as at January 1, 2016	48,367	-	48,367
Prepayment received	-	66,463	66,463
Gold delivered	(3,906)	(4,672)	(8,578)
Balance as at December 31, 2016	44,461	61,791	106,252
Gold delivered	(1,895)	(2,307)	(4,202)
Balance as at June 30, 2017	42,566	59,484	102,050
Current portion	5,812	5,627	11,439
Non-current portion	36,754	53,857	90,611

11.	LOANS

In February 2017, the Company received a $6,500 interim loan facility (“Interim Loan”) from investment funds managed by Gramercy Funds Management LLC (“Gramercy”) and a $3,000 facility from Rawbank in the Congo. Per the initial terms of these facilities, and following the completion of the Recapitalization, they were fully repaid.

In March 2017, the Company received a $5,000 loan from Banque Commerciale du Congo (the “BCDC Loan”). The BCDC Loan had an interest rate of 12% per annum and was to be repaid in three equal instalments between July and September 2017.

The Company accrued interest on the loans in the table below of $169 as of June 30, 2017 (December 31, 2016 - $59), which is included in accrued liabilities in the interim condensed consolidated statement of financial position. The Company recorded interest expenses of $666 and $1,085 respectively in the interim condensed consolidated statement of comprehensive loss for the three and six month periods ended June 30, 2017 (three and six months ended June 30, 2016 - $135 and $641 respectively) in relation to these loans.

Lender		Banque	Rawbank	Interim		Rawbank
	Ecobank	Commerciale	Loan 1	Loan	BCDC Loan	Loan 2	Total
		du Congo
	$	$	$	$	$	$	$
Balance as of January 1, 2016	3,869	11,064	-	-	-	-	14,933
Proceeds	-	1,500	5,000	-	-	-	6,500
Repayments	(3,869)	(5,551)	(2,500)	-	-	-	(11,920)
Balance as of December 31, 2016		7,013	2,500	-	-	-	9,513
Proceeds	-	-	-	6,500	5,000	3,000	14,500
Repayments	-	(3,013)	(2,500)	(6,500)	-	(3,000)	(15,013)
Balance as of June 30, 2017	-	4,000	-	-	5,000	-	9,000
Current portion	-	4,000	-	-	5,000	-	9,000
Non-Current portion	-	-	-	-	-	-	-
Start Date	February	September	June	February	March	February
	2013	2015	2016	2017	2017	2017
End Date	February	July	May	April	September	April
	2016	2018	2017	2017	2017	2017
Interest Rate	8.5%	9.5%	12.0%	15.0%	12.0%	12.0%
Payment Frequency	Quarterly	Monthly	Monthly	One-time	Monthly	Monthly

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and six months ended June 30, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

12.	OTHER LIABILITIES

a)	Finance lease

	June 30,	December 31,
	2017	2016
	$	$
Gross value of minimum lease payments within one year	-	1,153
Future interest	-	(61)
Present value of finance lease liabilities	-	1,092

b)	Employee retention allowance

$
Balance as at January 1, 2016	4,071
Additions	919
Forfeitures	(82)
Payments to employees	(1,069)
Balance as at December 31, 2016	3,839
Additions	430
Forfeitures	(39)
Payments to employees	(258)
Balance as at June 30, 2017	3,972

The employee retention allowance is classified as a non-current liability in the statement of financial position.

c)	Equipment financing

	Twangiza	Namoya	Total
	$	$	$
Balance as at January 1, 2016	-	-	-
Financed amount	7,168	3,462	10,630
Payments	(1,310)	(1,038)	(2,348)
Balance as at December 31, 2016	5,858	2,424	8,282
Financed amount	787	4,891	5,678
Payments	(1,900)	(1,166)	(3,066)
Balance as at June 30, 2017	4,745	6,149	10,894
Current portion	3,854	4,069	7,923
Non-current portion	891	2,080	2,971

In 2016, the Company entered into equipment financing arrangements on certain items of mobile equipment, which bear an interest rate of 8% per annum. Of the financed amounts at June 30, 2017, $10,668 is payable in 8 quarterly instalments and $226 is payable in 11 equal monthly instalments.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and six months ended June 30, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

13.	DERIVATIVE INSTRUMENTS

a)	Gold Prepayment Arrangements

	Twangiza		Project			Namoya
	GSA	Rawbank	Vendor	Auramet	Baiyin	GSA	Total
	$	$	$	$	$	$	$
Balance as at January 1, 2016	39,767	7,143	1,866	3,708	-	-	52,484
Prepayment received	3,480	-	-	-	-	-	3,480
Gold delivered	(7,111)	(5,894)	(1,919)	(3,805)	-	-	(18,729)
Fair value loss	3,558	850	500	97	-	-	5,005
Extinguishment	(31,761)	-	-	-	-	-	(31,761)
Balance as at December 31, 2016	7,933	2,099	447	-	-	-	10,479
Prepayment received	-	-	-	-	5,000	45,000	50,000
Gold delivered	(2,813)	(2,145)	(471)	-	-	-	(5,429)
Fair value loss/(gain)	1,286	46	24	-	-	(2,336)	(980)
Extinguishment	-	-	-	-	(5,000)	-	(5,000)
Balance as at June 30, 2017	6,406	-	-	-	-	42,664	49,070
Current portion	5,364	-	-	-	-	18,461	23,825
Non-current portion	1,042	-	-	-	-	24,203	25,545
Future deliveries (in estimated ounces)	5,713	-	-	-	-	43,684	49,397

As part of the Recapitalization, on April 19, 2017, the Company entered into a gold forward sale agreement (“GFSA”) with Gramercy and an affiliate of Baiyin Nonferrous Group Co. Ltd. (“Baiyin”) relating to the Namoya mine. The GFSA provided for the prepayment by the purchasers of $45,000 for the purchase of 51,800.556 ounces of gold from the Namoya mine, with the gold deliverable over three years, at 1,438.904 ounces per month commencing in July 2017. The GFSA may be terminated at any time upon payment to the purchasers of a one-time termination amount that would result in the purchasers receiving an internal rate of return (“IRR”) of 15%. The terms of the GFSA also include a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,100 per ounce for that month. Gramercy and Baiyin prepaid $22,500 each and were paid a combined funding fee of 0.5% or $225 in the aggregate. The Company has classified the obligation under the GFSA as a financial instrument at fair value through profit or loss based on the intent, terms and nature of the GFSA.

In April 2017, the Company entered into a new GFSA with a Baiyin affiliate in the amount of $5,000. This instrument was repurchased upon the closing of the Recapitalization for $5,027, representing a 15% internal rate of return to the holder as per the termination clause in the GFSA. For the three and six months ended June 30, 2017, the Company recognized $27 as a finance expense in the interim condensed consolidated statement of comprehensive loss related to this GFSA.

The fair value of the GFSAs has been determined using a discounted cash flow model that takes into account the scheduled deliveries and the expected future price of gold.

During the three and six months ended June 30, 2017, the Company reflected fair value gains of $2,025 and $980 in the interim condensed consolidated statement of comprehensive loss relating to the revaluation of these GFSAs (three and six months ended June 30, 2016 - $2,363 and $5,629). See Note 30 for events after the reporting period.

b) Warrants to Purchase Common Shares

In August 2014, warrants were issued as a part of a liquidity backstop facility arranged by the Company and were recorded as derivative liabilities. The warrants entitled the holders thereof, after the Share Consolidation, to acquire 1,330 common shares of the Company at a price of Cdn$2.69 per share for a period of 3 years, expiring August 18, 2017. As of February 26, 2016, the exercise price was adjusted to Cdn$2.36 per share, as per the terms of these warrants. As of June 30, 2017, all of these warrants were outstanding (December 31, 2016 – 1,330 warrants outstanding after the Share Consolidation).

On February 26, 2016, warrants were issued as a part of the Term Loan (as defined in Note 15) and private placement transactions arranged by the Company and have been recorded as derivative liabilities (see Notes 15 and 17a). The warrants entitle the holders thereof, after the Share Consolidation, to acquire 1,000 and 250 common shares, respectively of the Company, at a price of $2.275 per share for a period of 3 years, expiring February 26, 2019. As of June 30, 2017 and December 31, 2016, all of these warrants were outstanding. The exercise of the warrants is limited to each holder owning no more than 19.9% of the common shares of the Company. In the event of this exercise cap being triggered, warrants exercised for which shares cannot be issued are to be settled in cash.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and six months ended June 30, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

$
Balance as at January 1, 2016	1,243
Issuance of warrants	1,818
Fair value loss	(1,582)
Balance as at December 31, 2016	1,479
Fair value loss	(1,414)
Balance as at June 30, 2017	65

The fair value of warrants is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the warrant, the expected life, the share price at valuation date, expected price volatility of the underlying share based on the historical weekly share price, the expected dividend yield, the historical forfeiture rate and the risk-free interest rate for the term of the warrant.

During the three and six month periods ended June 30, 2017, the Company reflected fair value losses of $372 and $1,414 respectively related to outstanding warrants in the interim condensed consolidated statement of comprehensive loss (three and six months ended June 30, 2016 - fair value losses of $364 and $641 respectively). As at June 30, 2017 and December 31, 2016, all warrants issued and outstanding, classified as derivative instruments, have been accounted for as a current liability in the interim condensed consolidated statement of financial position.

14.	PROVISION FOR CLOSURE AND RECLAMATION

The Company recognizes a provision related to its constructive and legal obligations in the Congo to restore its properties. The cost of this obligation is determined based on the expected future level of activity and costs related to decommissioning the mines and restoring the properties. As at June 30, 2017, the provision for the Twangiza mine is calculated at the net present value of the estimated future undiscounted cash flows using an interest rate of 11.74% (December 31, 2016 – 11.74%), a mine life of 13.50 years and estimated future undiscounted liability of $8,563 (December 31, 2016 - $8,563). As at June 30, 2017, the provision for the Namoya mine is calculated at the net present value of the future estimated undiscounted liability using an interest rate of 11.47% (December 31, 2016 – 11.47%), a mine life of 7.50 years and estimated future undiscounted liability of $10,593 (December 31, 2016 - $10,593). For the three and six month periods ended June 30, 2017, the Company recorded accretion expenses of $178 and $351 respectively (three and six months ended June 30, 2016 - $169 and $337 respectively) in the interim condensed consolidated statement of comprehensive loss.

	Twangiza	Namoya	Total
	Mine	Mine
	$	$	$
Balance at January 1, 2016	3,059	5,007	8,066
Change in life of mine	(481)	(3)	(484)
Decrease in obligation	(191)	(4)	(195)
Change in discount rate	(808)	(1,010)	(1,818)
Unwinding of the discount rate	233	454	687
Balance at December 31, 2016	1,812	4,444	6,256
Unwinding of the discount rate	103	248	351
Balance at June 30, 2017	1,915	4,692	6,607

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and six months ended June 30, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

15.	LONG-TERM DEBT

	2017 Notes	Baiyin Loan	Term Loan	Offering	Total
	$	$	$	$	$
Balance at January 1, 2016	-	-	-	168,127	168,127
Loan issued	-	10,000	20,777	-	30,777
Accretion	-	-	1,723	5,852	7,575
Balance at December 31, 2016	-	10,000	22,500	173,979	206,479
Accretion	1,028	-	-	1,021	2,049
Loan issued (refinanced)	173,144	-	(22,500)	(175,000)	(24,356)
Balance at June 30, 2017	174,172	10,000	-	-	184,172
Current	-	-	-	-	-
Non-current	174,172	10,000	-	-	184,172

a)	2017 Notes

As part of the Recapitalization, on April 19, 2017, the Company closed a debt offering of notes (the “2017 Notes”) for gross proceeds of $197,500 and issued 113,585 common shares of the Company (11,359 after the Share Consolidation) to refinance the Notes and the Term Loan. The 2017 Notes have a maturity date of March 1, 2021 accruing and paying interest quarterly on March 1, June 1, September 1 and December 1 of each year. The quarterly interest rate is determined based on the last four quarters consolidated earnings before interest, taxes, depreciation and amortization (as defined in the 2017 Note Indenture) (“EBITDA”) amount and the per annum rate is: 10% if EBITDA is less than $90,000; 11% if EBITDA is greater than or equal to $90,000 but not greater than $100,000; and, 12% if EBITDA is greater than or equal to $100,000. The 2017 Notes also contain a prepayment option which represents a derivative asset.

The common shares issued were assigned a fair value of $0.14 per share for accounting purposes based on the closing price for the Company’s common shares on the NYSE MKT LLC the day immediately preceding the closing date of the Recapitalization resulting in an aggregate fair value of $15,902 for the common shares and the 2017 Notes were recognized at an initial fair value of $173,144. At the time of the Recapitalization, the Notes and the Term Loan had an aggregate carrying value of $197,500, resulting in a gain of $8,454 included in the Loss on Recapitalization of $9,969 (see Note 26). All interest owed on the Notes and Term Loan was paid before the refinancing.

For the three and six month periods ended June 30, 2017, the Company paid $2,304 in interest expense and recognized $4,978 (three and six months ended June 30, 2016 - $nil) of borrowing costs under finance expense in its interim condensed consolidated statement of comprehensive loss. As at June 30, 2017, the Company included accrued interest on the 2017 Notes of $1,646 (December 31, 2016 - $nil) under accrued liabilities in its interim condensed consolidated statement of  financial position.

b)	Baiyin Loan

In July 2016, the Company entered into a gold dore purchase agreement in connection with a $10,000 loan facility (the “Baiyin Loan”) with a Baiyin affiliate. Another Baiyin affiliate, RFW Banro Investments Limited (“RFWB”), owned approximately 16.5% of the outstanding common shares of the Company as at December 31, 2016. The Baiyin Loan was funded in two equal tranches. The first tranche was funded in July 2016 with an initial maturity date of July 15, 2018 and the second tranche was funded in September 2016 with an initial maturity date of September 1, 2018. As part of the Recapitalization on April 19, 2017, the maturity date of the Baiyin Loan was extended to February 28, 2020. The Baiyin Loan bears an initial interest rate of 10% per annum up to August 31, 2016 and 11% per annum thereafter. The Company can prepay the principal at any time without penalty. The terms of the gold dore purchase agreement contemplated that Baiyin would purchase approximately 50% of the gold dore produced by Twangiza and approximately 50% of the gold dore produced by Namoya at market prices, in each case until the date the Baiyin Loan is repaid. As at June 30, 2017, this arrangement has not yet been implemented.

The Company recognized the Baiyin Loan at its fair value of $10,000. For the three and six months ended June 30, 2017, the Company recognized $302 and $707 of interest under finance expense in its interim condensed consolidated statement of comprehensive loss. As at June 30, 2017, the Company included accrued interest on the Baiyin Loan of $nil (December 31, 2016 - $277) under accrued liabilities in its interim condensed consolidated statement of financial position.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and six months ended June 30, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

c)	Term loan

In February 2016, the Company closed a $22,500 term loan facility (the “Term Loan”) funded by RFWB and investment funds managed by Gramercy. The Term Loan represents a loan of $22,500 with an initial maturity date of November 30, 2016. This maturity date was subsequently amended to March 1 2017. The initial terms of the Term Loan provided that (i) it may be extended until November 30, 2020 provided certain financial tests are met, (ii) it bore interest at a rate of 8.5% per annum for the first 21 months of the term and then at a rate of the 3-month LIBOR rate plus 8.0% for the last two years of the term, (iii) interest is payable quarterly with the principal repayable in full at the end of the term of the facility, (iv) it may be prepaid at any time without penalty and (v) Gramercy and RFWB may require repayment of the Term Loan at any time after the second anniversary. The Company issued to the lenders (after taking into account the effect of the Share Consolidation) a total of 1,000 common share purchase warrants of the Company (500 warrants each to RFWB and to Gramercy in proportion to their advance of the Term Loan), with each such warrant entitling the holder to purchase one common share of the Company (after taking into account the effect of the Share Consolidation) at a price of $2.275 for a period of three years (see Notes 13 and 17).

The Company recognized the Term Loan at its fair value of $22,500 less transaction costs of $268 and a fair value of $1,455 attributed to the warrants. For the three and six month periods ended June 30, 2017, the Company recognized $101 and $579 respectively of interest under finance expense in its interim condensed consolidated statement of comprehensive loss (three and six months ended June 30, 2016 - $993 and $1,419 respectively). As part of the Recapitalization on April 19, 2017, the Term Loan was repaid and refinanced (refer to section a).

d)	Offering

On March 2, 2012, the Company closed a debt offering for gross proceeds of $175,000 (the ‘‘Offering’’). A total of 175,000 units (the ‘‘Units’’) of the Company were issued. Each Unit consisted of $1 principal amount of notes (the “Notes”) and 48 common share purchase warrants (the “Warrants”) of the Company (pre-Share Consolidation). The Notes had a maturity date of March 1, 2017 and bore interest at a rate of 10%, accruing and payable semi-annually in arrears on March 1 and September 1 of each year. Each Warrant entitled the holder thereof to acquire one common share of the Company at a price of $6.65 (pre-Share Consolidation) for a period of five years, expiring March 1, 2017. All the Warrants that were issued expired unexercised on March 1, 2017.

The Company recognized the long-term debt portion of the Units, at its fair value of $160,959 less transaction costs of $9,197, in its interim condensed consolidated statement of financial position. The residual value of $14,041 less $789 in transaction costs has been attributed to the Warrants. As part of the Recapitalization on April 19, 2017, the Notes were repaid and refinanced (refer to section a).

For the three and six month periods ended June 30, 2017, the Company recognized $862 and $6,198 respectively (three and six months ended June 30, 2016 - $5,792 and $11,537 respectively) of borrowing costs under finance expense in its interim condensed consolidated statement of comprehensive loss. As at June 30, 2017, the Company included accrued interest on the long-term debt of $nil (December 31, 2016 - $5,849) under accrued liabilities in its interim condensed consolidated statement of financial position.

The table below details the timing of payments for principal and interest on the long-term debt:

	Payments due in:
		Less than	One to	Three to	After four
	Total	one year	three years	four years	years
	$	$	$	$	$
2017 Notes principal	197,500	-	19,750	177,750	-
2017 Notes interest	70,481	19,750	37,400	13,331	-
Baiyin Loan principal	10,000	-	-	10,000	-
Baiyin Loan interest	2,933	1,100	1,833	-	-

The Company has complied with all long-term debt covenants as at June 30, 2017.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and six months ended June 30, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

16.	PREFERENCE SHARES

As part of the Recapitalization, on April 19, 2017, the Company converted the outstanding 116,000 series A preference shares and 1,200,000 preference shares of a subsidiary (collectively, the “Preference Shares”) and exchangeable preferred shares from a non-brokered private placement (the “Private Placement Preferred Shares”) (including accrued and unpaid dividends of $3,530) into 270,906 and 410,605 common shares of the Company respectively (27,091 and 41,060 common shares, respectively, after the Share Consolidation).

The common shares issued were assigned a fair value of $0.14 per share (pre-Share Consolidation) for accounting purposes based on the closing price for the Company’s common shares on the NYSE MKT LLC the day immediately preceding the closing date of the Recapitalization resulting in an aggregate fair value for the Preference Shares and Private Placement Preferred Shares of $37,927 and $57,198 respectively.

For the six months ended June 30, 2017, a loss of $2,013 was recorded in the interim condensed consolidated statement of comprehensive loss for the change in fair value of the Preference Shares derivative financial liability (three and six months ended June 30, 2016 - $2,305 and $6,415 respectively). No dividends were declared on the Preference Shares during the three and six months ended June 30, 2017. As a part of the Recapitalization, unpaid dividends of $1,666 were included in the value converted to common shares. During the three and six month periods ended June 30, 2016, the Company declared dividends on the Preference Shares in the amount of $1,114 and $2,048 respectively. As at June 30, 2017, accrued dividends of $nil in respect of the dividend payments were included in the Preference Shares balance (December 31, 2016 - $2,173 in respect of the dividend payment dates of September 30, 2016 and December 31, 2016). The fair value of the Private Placement Preferred Shares was obtained by using a discounted cash flow approach and market based inputs, where applicable. For the three and six month periods ended June 30, 2017, dividend expenses of $233 and $1,339 were reflected in the interim condensed consolidated statement of comprehensive loss (three and six months ended June 30, 2016 - $987 and $1,954 respectively).

For the six months ended June 30, 2017, a loss of $384 was included in the interim condensed consolidated statement of comprehensive loss for the change in fair value of the Private Placement Preferred Shares derivative financial liability (three and six months ended June 30, 2016 – losses of $392 and $874 respectively). During the three and six month periods ended June 30, 2017, dividends of $1,648 were paid, and, as a part of the Recapitalization, unpaid dividends of $1,864 were included in the value converted to common shares (three and six months ended June 30, 2016 - $869 and $2,594 respectively). The fair value of the Private Placement Preferred Shares was obtained by using a discounted cash flow approach and market based inputs, where applicable. For the three and six month periods ended June 30, 2017, dividend expenses of $518 and $1,380 respectively were reflected in the interim condensed consolidated statement of comprehensive loss (three and six months ended June 30, 2016 - $868 and $1,727 respectively).

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and six months ended June 30, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

Issued and outstanding preference/preferred shares are as follows:

	Number of
	shares	Fair Value
		$
Series A Preference Shares
Balance as at January 1, 2016	116	2,497
Accrued cumulative dividends	-	365
Dividend payments	-	(424)
Change in fair value	-	258
Balance as at December 31, 2016	116	2,696
Accrued cumulative dividends	-	110
Change in fair value	-	184
Recapitalization (Note 2b)	(116)	(2,990)
Balance as at June 30, 2017	-	-

Subco Shares[1]
Balance as at January 1, 2016	1,200	25,818
Accrued cumulative dividends	-	3,854
Dividend payments	-	(3,504)
Change in fair value	-	1,712
Balance as at December 31, 2016	1,200	27,880
Accrued cumulative dividends	-	1,229
Dividends payments	-	(1,648)
Change in fair value	-	1,829
Recapitalization (Note 2b)	(1,200)	(29,290)
Balance as at June 30, 2017	-	-

Namoya Barbados Private Placement Preferred Shares
Balance as at January 1, 2016	21	20,511
Change in fair value	-	818
Balance as at December 31, 2016	21	21,329
Accrued cumulative dividends	-	690
Change in fair value	-	192
Recapitalization (Note 2b)	(21)	(22,211)
Balance as at June 30, 2017	-	-

Twangiza Barbados Private Placement Preferred Shares
Balance as at January 1, 2016	21	20,511
Change in fair value	-	818
Balance as at December 31, 2016	21	21,329
Accrued cumulative dividends	-	690
Change in fair value	-	192
Recapitalization (Note 2b)	(21)	(22,211)
Balance as at June 30, 2017	-	-

Balance as at December 31, 2016		73,234
Balance as at June 30, 2017		-

1 There were 1,200 series B preference shares of the Company associated with the Subco Shares that were cancelled on the Recapitalization.

17.	SHARE CAPITAL

a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, with no par value. All share, option and warrant amounts are presented in thousands. As of June 30, 2017, and after the Share Consolidation, the Company had 109,858 common shares issued and outstanding (December 31, 2016 – 303,482 or 30,348 after Share Consolidation). See Note 17b.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and six months ended June 30, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

		Number of
	Notes	shares	Amount
			$
Balance as at January 1, 2016		252,159	518,629
Private placement		50,000	8,068
Exercise of stock options		1,323	290
Balance as at December 31, 2016		303,482	526,987
Common shares issued:
Pursuant to Notes refinancing	15, 17b	100,645	14,090
Pursuant to Term Loan refinancing	15, 17b	12,940	1,812
Pursuant to conversion of Preference Shares	16, 17b	270,906	37,927
Pursuant to conversion of Private Placement Preferred Shares	16, 17b	410,605	57,485
Share Consolidation (10:1)	17b	(988,720)	-
Balance as at June 30, 2017		109,858	638,301

b)	Recapitalization

On April 19, 2017, the Company completed the Recapitalization resulting in the refinancing of the maturing $175,000 Notes and $22,500 Term Loan with $197,500 of 2017 Notes and common shares of the Company, and the conversion of the outstanding Preference Shares and Private Placement Preferred Shares (including $3,530 in accrued and unpaid dividends) into common shares of the Company. A fair value of $0.14 per share (pre-Share Consolidation) was assigned for accounting purposes based on the closing price for the Company’s common shares on the NYSE MKT LLC the day immediately preceding the closing date of the Recapitalization. At the time of the Recapitalization, the Company issued $197,500 of 2017 Notes and 795,096 common shares with fair values of $173,144 and $111,314 respectively to refinance the Notes and the Term Loan and to convert the Preference Shares and Private Placement Preferred Shares. A total of 1,098,578 common shares were outstanding after the Recapitalization on April 19, 2017.

On May 23, 2017, subsequent to the issuance of common shares under the Recapitalization, the Share Consolidation occurred whereby all of the common shares issued and outstanding were consolidated on the basis of one common share in the capital of the Company for every 10 existing common shares. This resulted in the Company having 109,858 common shares outstanding. All amounts in these interim condensed consolidated financial statements reflect adjustments to indicate the impact of the Share Consolidation.

c)	Loss per share

For the purpose of presenting the basic and diluted loss per share for the current and comparative periods, the weighted average number of shares outstanding have been adjusted retrospectively as if the Share Consolidation had been applied to all of the shares issued and outstanding during the three and six month periods ended June 30, 2017 and 2016. In periods where a net loss is reported, all outstanding stock options and share purchase warrants are excluded from the calculation of diluted loss per share, as they are anti-dilutive.

18.	SHARE-BASED PAYMENTS

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted is not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the closing market price of the shares on the day prior to the grant date.

Options granted typically have a contractual life of five years from the date of grant. Options granted since 2015 had a vesting schedule of one-third of the options vesting on the grant date, one-third on the 12-month anniversary of the grant date, and the remaining third on the 24-month anniversary of the grant date.

As part of the Recapitalization on April 19, 2017, all stock options with an exercise price equal to or greater than Cdn$0.80 per share (Cdn$8.00 per share after the Share Consolidation) were cancelled.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and six months ended June 30, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

The following table summarizes information about stock options and has been adjusted for the effect of the Share Consolidation:

	Exercise Price ($Cdn)				Average
	$0.00 –	$8.00 -	$10.01 –		Exercise
	7.99	10.00	47.50	Total	Price ($Cdn)
Outstanding as at January 1, 2016	1,000	538	616	2,154	15.90
Granted	407	-	-	407	3.96
Exercised	(23)	-	-	(23)	2.00
Forfeited	(17)	(91)	(40)	(148)	18.41
Expired	-	-	(53)	(53)	32.60
Outstanding as at June 30, 2016	1,367	447	523	2,337	13.45
Exercised	(109)	-	-	(109)	1.82
Forfeited	(111)	(9)	(54)	(174)	15.98
Expired	-	-	(56)	(56)	39.72
Outstanding as at December 31, 2016	1,147	438	413	1,998	13.12
Forfeited	(69)	-	-	(69)	3.10
Expired	-	-	(323)	(323)	47.50
Cancelled	-	(438)	(90)	(528)	14.63
Outstanding as at June 30, 2017	1,078	-	-	1,078	2.74

June 30, 2017
Vested and Exercisable	964	-	-	964
Unvested	114	-	-	114
Weighted average remaining contractual life (years)	2.98	-	-	2.98
June 30, 2016
Vested and Exercisable	776	447	523	1,746
Unvested	591	-	-	591
Weighted average remaining contractual life (years)	3.95	2.64	0.65	2.96

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date, expected price volatility of the underlying share based on the historical weekly share price, the expected dividend yield, the historical forfeiture rate and the risk free interest rate as per the Bank of Canada for the term of the stock option.

There were no stock options granted during the three and six month periods ended June 30, 2017 and June 30, 2016.

During the three and six month periods ended June 30, 2017, the Company recognized expenses of $12 and $87 respectively (three and six month periods ended June 30, 2016 – $299 and $340 respectively) representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s Stock Option Plan in the interim condensed consolidated statement of comprehensive loss. In addition, amounts of $7 and $22 for the three and six month periods ended June 30, 2017 respectively, related to stock options issued to employees of the Company’s subsidiaries in the Congo, were included in exploration and evaluation costs (three and six months ended June 30, 2016 - $43 and $49 respectively in exploration and evaluation costs). All cancelled stock options were fully vested at the date of the Recapitalization and there was no resulting gain or loss.

These amounts were credited accordingly to contributed surplus in the interim condensed consolidated statements of financial position.

19.	COMMITMENTS AND CONTINGENCIES

The Company has entered into a number of leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and six months ended June 30, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

The Company's future minimum operating lease commitments for office premises as at June 30, 2017 are as follows:

$
2017	222
2018	145
2019	96
463

The Company is committed to the payment of surface fees and taxes on its 14 exploration permits. The surface fees and taxes are required to be paid annually under the Congo Mining Code in order to keep exploration permits in good standing.

In addition to the above matters, the Company and its subsidiaries are also subject to legal proceedings and tax audits. The Company does not believe that the outcome of any of these matters, individually or in aggregate, would have a material effect on its consolidated loss, cash flow or financial position.

20.	RELATED PARTY TRANSACTIONS

As a result of the Recapitalization (Note 2b), Gramercy and Baiyin each now own approximately 30% of the outstanding common shares of the Company and are therefore considered to be related parties of the Company under IFRS.

Amounts owing to Gramercy and Baiyin and included in the interim condensed consolidated statement of financial position as at June 30, 2017 are as follows:

	Notes	Gramercy		Baiyin
		$	$	$
2017 Notes	15	73,428		50,728
2017 Notes Accrued Interest	15	694		479
Namoya gold forward sale agreement balance	13	21,332		21,332
Namoya deferred revenue balance	10	42,566		-
Twangiza deferred revenue balance	10	-		59,484
Twangiza gold forward	13	6,406		-
Baiyin Loan	15	-		10,000
Baiyin Loan accrued interest	15	-		-

As at June 30, 2017, Gramercy and Baiyin owned 33,396 and 33,105 common shares respectively and 1,830 and 750 warrants respectively.

Interest expense on the portion of the 2017 Notes and Baiyin Loan owed to Gramercy and Baiyin for the April 20, 2017 to June 30, 2017 period totalled $2,099 and $1,667 respectively and are included in finance expense in the interim condensed consolidated statement of comprehensive loss.

During the April 20, 2017 to June 30, 2017 period, the approximate value of gold delivered to Gramercy and Baiyin related to deferred revenue and gold forward sales agreements were $1,740 and $658 respectively.

Upon completion of the Recapitalization, a total of 1,098,578 (109,858 after the Share Consolidation) common shares were issued and outstanding.

Refer to Notes 2b, 11, 13, 15, 16, 17 and 26 for additional disclosures relating to the above transactions.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and six months ended June 30, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

Key Management Remuneration

In addition to Gramercy and Baiyin, the Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company, as defined above, during the three and six month periods ended June 30, 2017 and 2016 was as follows:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
	$	$	$	$
Short-term employee benefits	914	728	1,744	1,531
Share-based payments	24	253	86	291
Other benefits	15	14	29	29
Employee retention allowance	8	25	35	84
	961	1,020	1,894	1,935

During the three and six month periods ended June 30, 2017, directors fees of $114 and $238 respectively (three and six months ended June 30, 2016 - $103 and $202 respectively) were incurred for directors of the Company. As of June 30, 2017, $30 was included in accrued liabilities as a payable to key management (December 31, 2016 - $270).

21.	SEGMENTED REPORTING

The reportable operating segments have been identified as the Twangiza and Namoya Mining Operations, Exploration and Corporate. The Company manages its business, including the allocation of resources and assessment of performance, on a project by project basis, except where the Company’s projects are substantially connected and share resources and administrative functions. The segments presented reflect the way in which the Company’s management reviews its business performance. Operating segments are reported in a manner consistent with the internal reporting provided to executive management who act as the chief operating decision-maker. Executive management is responsible for allocating resources and assessing performance of the operating segments.

For the three and six months ended June 30, 2017 and 2016, segmented information is as follows:

	Mining	Mining
For the three months ended	Operations	Operations
June 30, 2017	Twangiza	Namoya	Exploration	Corporate	Total
	$	$	$	$	$
Operating revenue	20,231	21,645	-	-	41,876
Production costs	(14,397)	(14,689)	-	-	(29,086)
Depletion and depreciation	(3,882)	(5,107)	-	-	(8,989)
Gross earnings/(loss) from operations	1,952	1,849	-	-	3,801

Exploration and evaluation	-	-	(2,480)	-	(2,480)
General and administrative	(926)	(970)	-	(1,702)	(3,598)
Share-based payments	(3)	6	-	(15)	(12)
Other charges and provisions, net	(311)	2,336	-	372	2,397
Net income/(loss) from operations	712	3,221	(2,480)	(1,345)	108

Finance expenses, net of interest income	(1,270)	(1,490)	-	(18,955)	(21,715)
Foreign exchange (loss)/gain	(198)	59	-	(41)	(180)
Net income/(loss)	(756)	1,790	(2,480)	(20,341)	(21,787)

Gross capital expenditures	9,164	4,151	-	1	13,316

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and six months ended June 30, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

	Mining	Mining
For the three months ended	Operations	Operations
June 30, 2016	Twangiza	Namoya	Exploration	Corporate	Total
	$	$	$	$	$
Operating revenue	31,499	28,150	-	-	59,649
Production costs	(18,370)	(18,143)	-	-	(36,513)
Depletion and depreciation	(5,889)	(7,815)	-	-	(13,704)
Gross earnings from operations	7,240	2,192	-	-	9,432

Exploration and evaluation	-	-	(2,665)	-	(2,665)
General and administrative	(1,228)	(1,709)	-	(1,345)	(4,282)
Share-based payments	(21)	(15)	-	(263)	(299)
Other charges and provisions, net	(2,631)	(260)	-	(3,284)	(6,175)
Net income/(loss) from operations	3,360	208	(2,665)	(4,892)	(3,989)

Finance expenses, net of interest income	(966)	(1,884)	-	(7,532)	(10,382)
Foreign exchange gain	(12)	-	-	57	45
Net income/(loss)	2,382	(1,676)	(2,665)	(12,367)	(14,326)

Gross capital expenditures	5,166	3,533	-	1	8,700

	Mining	Mining
For the six months ended	Operations	Operations
June 30, 2017	Twangiza	Namoya	Exploration	Corporate	Total
	$	$	$	$	$
Operating revenue	48,348	48,754	-	-	97,102
Production costs	(34,442)	(31,660)	-	-	(66,102)
Depletion and depreciation	(10,054)	(12,458)	-	-	(22,512)
Gross earnings from operations	3,852	4,636	-	-	8,488

Exploration and evaluation	-	-	(4,636)	-	(4,636)
General and administrative	(1,696)	(1,863)	-	(3,205)	(6,764)
Share-based payments	(9)	1	-	(79)	(87)
Other charges and provisions, net	(1,332)	2,312	-	(983)	(3)
Net income/(loss) from operations	815	5,086	(4,636)	(4,267)	(3,002)

Finance expenses, net of interest income	(2,669)	(3,077)	-	(28,069)	(33,815)
Foreign exchange (loss)/gain	(333)	(218)	-	(39)	(590)
Net income/(loss)	(2,187)	1,791	(4,636)	(32,375)	(37,407)

Gross capital expenditures	11,458	5,566	-	1	17,025

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and six months ended June 30, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

	Mining	Mining
For the six months ended	Operations	Operations
June 30, 2016	Twangiza	Namoya	Exploration	Corporate	Total
	$	$	$	$	$
Operating revenue	59,526	46,663	-	-	106,189
Production costs	(34,496)	(34,194)	-	-	(68,690)
Depletion and depreciation	(11,306)	(13,190)	-	-	(24,496)
Gross earnings/(loss) from operations	13,724	(721)	-	-	13,003

Exploration and evaluation	-	-	(4,684)	-	(4,684)
General and administrative	(2,407)	(2,767)	-	(2,745)	(7,919)
Share-based payments	(25)	(17)	-	(298)	(340)
Other charges and provisions, net	(5,466)	(1,693)	-	(8,439)	(15,598)
Net income/(loss) from operations	5,826	(5,198)	(4,684)	(11,482)	(15,538)

Finance expenses, net of interest income	(4,394)	(3,150)	-	(15,203)	(22,747)
Foreign exchange (loss)/gain	(12)	-	-	257	245
Net income/(loss)	1,420	(8,348)	(4,684)	(26,428)	(38,040)

Gross capital expenditures	8,072	4,330	-	2	12,404

Certain items from the Company’s interim condensed consolidated statements of financial position are as follows:

	Mining	Mining
	Operations	Operations
June 30, 2017	Twangiza	Namoya	Exploration	Corporate	Total
	$	$	$	$	$
Total non-current assets	234,088	318,270	70	39	552,467
Total assets	294,292	379,638	2,108	364	676,402
Provision for closure and reclamation	(1,915)	(4,692)	-	-	(6,607)
Non-current long-term debt	(10,000)	-	-	(174,172)	(184,172)
Total liabilities	(112,808)	(152,759)	(5,305)	(178,338)	(449,210)

	Mining	Mining
	Operations	Operations
December 31, 2016	Twangiza	Namoya	Exploration	Corporate	Total
	$	$	$	$	$
Total non-current assets	238,792	321,028	108	65	559,993
Total assets	295,492	366,838	2,189	9,189	673,708
Provision for closure and reclamation	(1,812)	(4,444)	-	-	(6,256)
Non-current long-term debt	(10,000)	-	-	-	(10,000)
Total liabilities	(127,591)	(129,254)	(4,735)	(258,952)	(520,532)

Additionally, geographic segmentation of non-current assets is as follows:

	Property,
	Plant and
June 30, 2017	Equipment	Inventory	Total
	$	$	$
Congo	547,030	5,398	552,428
Canada	39	-	39
	547,069	5,398	552,467

	Property,
	Plant and
December 31, 2016	Equipment	Inventory	Total
	$	$	$
Congo	555,224	4,704	559,928
Canada	65	-	65
	555,289	4,704	559,993

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and six months ended June 30, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

22.	PRODUCTION COSTS

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
	$	$	$	$
Raw materials and consumables	(18,237)	(18,342)	(36,103)	(34,843)
Salaries	(8,135)	(7,808)	(15,807)	(15,788)
Contractors	(5,001)	(5,769)	(10,293)	(11,547)
Other overhead	(5,923)	(6,394)	(11,291)	(11,923)
Inventory adjustments	8,210	1,800	7,392	5,411
	(29,086)	(36,513)	(66,102)	(68,690)

23.	EXPLORATION AND EVALUATION

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
	$	$	$	$
Twangiza	(326)	(407)	(628)	(731)
Namoya	(214)	(324)	(441)	(563)
Lugushwa	(1,102)	(826)	(1,740)	(1,431)
Kamituga	(638)	(855)	(1,288)	(1,461)
Banro Congo Mining	(200)	(253)	(539)	(498)
	(2,480)	(2,665)	(4,636)	(4,684)

24.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
	$	$	$	$
Salaries and employee benefits	(706)	(716)	(1,488)	(1,428)
Consulting, management, and professional fees	(539)	(718)	(933)	(1,112)
Office and sundry	(299)	(368)	(629)	(674)
Congo corporate office	(1,750)	(2,325)	(3,244)	(4,333)
Depreciation	(14)	(14)	(27)	(27)
Other	(290)	(141)	(443)	(345)
	(3,598)	(4,282)	(6,764)	(7,919)

25.	OTHER CHARGES AND PROVISIONS, NET

		For the three months ended		For the six months ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2017	2016	2017	2016
		$	$	$	$
Impairment of inventories		-	-	-	(1,034)
Restructuring/severance		-	(295)	-	(295)
Gain/(loss) on change in fair value of financial instruments	13, 16	2,397	(5,746)	(3)	(14,135)
Loss on disposition of property, plant and equipment	8	-	(134)	-	(134)
		2,397	(6,175)	(3)	(15,598)

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and six months ended June 30, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

26.	FINANCE EXPENSES

		For the three months			For the six months
		ended			ended
		June 30,	June 30,		June 30,	June 30,
	Notes	2017	2016		2017	2016
		$	$	$	$	$

Dividends on Preference Shares(1)	16	(233)	(987)		(1,339)	(1,954)
Dividends on Private Placement Preferred Shares(1)	16	(518)	(868)		(1,380)	(1,727)
Transaction costs	2b	(2,808)	107		(4,618)	(2,526)
Loss on Recapitalization	2b	(9,969)	-		(9,969)	-
Interest and bank charges		(8,010)	(8,495)		(16,160)	(16,289)
Accretion	14	(178)	(169)		(351)	(337)
Interest income		1	1		2	3
Income from derivative instruments	13	-	29		-	83
		(21,715)	(10,382)		(33,815)	(22,747)

(1)The Preference Shares and Private Placement Preferred Shares were converted into common shares on April 19, 2017 (Note 16).

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

Fair value of financial assets and liabilities

Cash, restricted cash, trade and other receivables, loans, and trade and other payables approximate fair value due to their short-term nature. The fair values of financial assets and liabilities carried at amortized cost (excluding the Offering) are approximated by their carrying values.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table provides information about financial assets and liabilities measured at fair value in the interim condensed consolidated statement of financial position and categorized by level according to the significance of the inputs used in making the measurements:

June 30, 2017
	Quoted prices in active	Significant other	Significant other
	markets for identical	observable inputs	unobservable inputs
	assets (Level 1)	(Level 2)	(Level 3)
	$	$	$
Financial liabilities
Derivative instruments - mark-to-market	-	49,135	-

		December 31, 2016
	Quoted prices in active	Significant other	Significant other
	markets for identical	observable inputs	unobservable inputs
	assets (Level 1)	(Level 2)	(Level 3)
	$	$	$
Financial liabilities
Derivative instruments - mark-to-market	-	11,958	-
Preference Shares	-	30,576	-
Private Placement Preferred Shares	-	42,658	-

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and six months ended June 30, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

28.	CASH FLOWS

a)	Operating Cash Flows – Working Capital Adjustments

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
	$	$	$	$
Trade and other receivables	(1,632)	(3,731)	(4,364)	(6,561)
Prepaid expenses and deposits	(1,744)	1,761	(2,936)	(1,084)
Inventories	(10,163)	(3,365)	(7,351)	(8,262)
Trade and other payables	(7,868)	7,302	(11,138)	10,971
Employee retention allowance	(167)	(592)	(258)	(808)
Derivative instruments - mark-to-market	-	5	-	(3,800)
	(21,574)	1,380	(26,047)	(9,544)

b)	Financing Cash Flows – Issuance Proceeds, Repayments and Costs

		For the three months ended		For the six months ended
		June 30,	June 30,	June 30,	June 30,
Gross proceeds from non-equity financing	Notes	2017	2016	2017	2016
		$	$	$	$
Derivative instruments	13	50,000	-	50,000	3,480
Repayment of derivative instruments	13	(5,000)	-	(5,000)	-
Deferred revenue	10	-	-	-	66,463
Long-term debt	15	-	-	-	21,045
Share purchase warrants	13	-	-	-	1,818
		45,000	-	45,000	92,806

		For the three months ended		For the six months ended
		June 30,	June 30,	June 30,	June 30,
Issuance costs of non-equity financing	Notes	2017	2016	2017	2016
		$	$	$	$
Derivative instruments	13	-	-	-	(300)
Deferred revenue	10	-	-	-	(2,031)
Long-term debt	15	325	-	-	(268)
Share purchase warrants	13	-	-	-	(32)
		325	-	-	(2,631)

		For the three months ended		For the six months ended
		June 30,	June 30,	June 30,	June 30,
Gross proceeds from equity financing	Notes	2017	2016	2017	2016
		$	$	$	$
Issuance of common shares	17, 18	-	35	-	8,422

		For the three months ended		For the six months ended
		June 30,	June 30,	June 30,	June 30,
Issuance costs of equity financing	Notes	2017	2016	2017	2016
		$	$	$	$
Issuance of common shares	17	-	-	-	(319)

29.	RESTATEMENT OF PREVIOUSLY PUBLISHED INFORMATION

As outlined in Note 3c, the Company retroactively applied a change in accounting policy to expense all exploration and evaluation costs that were previously reflected in the Asset category of Exploration and evaluation and within the Mining Asset category of Property, Plant and Equipment. The following tables show the impact of the change on the interim condensed consolidated statement of financial position as at December 31, 2016 and the restated interim condensed consolidated statements of comprehensive loss and cash flows for the three and six months ended June 30, 2016.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and six months ended June 30, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

STATEMENT OF FINANCIAL POSITION				December 31,
		December 31,	Adjustments	2016
		2016
	Notes			(restated)
		$	$	$
ASSETS
Current Assets
Cash	4	1,294	-	1,294
Restricted cash	4	8,678	-	8,678
Trade and other receivables	5	25,662	-	25,662
Prepaid expenses and deposits	6	10,619	-	10,619
Inventories	7	68,869	(1,407)	67,462
		115,122	(1,407)	113,715
Non-Current Assets
Inventories	7	4,802	(98)	4,704
Property, plant and equipment	8	628,777	(73,488)	555,289
Exploration and evaluation		149,239	(149,239)	-
		782,818	(222,825)	559,993
TOTAL ASSETS		897,940	(224,232)	673,708

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Trade and other payables	9	93,627	-	93,627
Deferred revenue	10	11,458	-	11,458
Loans	11	9,513	-	9,513
Other liabilities	12	6,959	-	6,959
Derivative instruments - mark-to-market	13	9,018	-	9,018
Long-term debt	15	196,479	-	196,479
Preference shares	16	42,658	-	42,658
		369,712	-	369,712
Non-Current Liabilities
Deferred revenue	10	94,794	-	94,794
Other liabilities	12	6,254	-	6,254
Derivative instruments - mark-to-market	13	2,940	-	2,940
Provision for closure and reclamation	14	6,256	-	6,256
Long-term debt	15	10,000	-	10,000
Preference shares	16	30,576	-	30,576
		150,820	-	150,820
Total Liabilities		520,532	-	520,532

Shareholders' Equity
Share capital	17	526,987	-	526,987
Warrants		13,356	-	13,356
Contributed surplus	18	43,913	-	43,913
Deficit		(206,848)	(224,232)	(431,080)
		377,408	(224,232)	153,176
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		897,940	(224,232)	673,708

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and six months ended June 30, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

STATEMENT OF FINANCIAL POSITION				January 1,
		January 1,	Adjustments	2016
		2016
	Notes			(restated)
		$	$	$
ASSETS
Current Assets
Cash	4	2,262	-	2,262
Restricted cash	4	-	-	-
Trade and other receivables	5	13,020	-	13,020
Prepaid expenses and deposits	6	7,081	-	7,081
Inventories	7	42,501	(501)	42,000
		64,864	(501)	64,363
Non-Current Assets
Inventories	7	3,802	-	3,802
Property, plant and equipment	8	663,327	(82,653)	580,674
Exploration and evaluation		139,738	(139,738)	-
		806,867	(222,391)	584,476
TOTAL ASSETS		871,731	(222,892)	648,839

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Trade and other payables	9	82,235	-	82,235
Deferred revenue	10	5,838	-	5,838
Loans	11	11,921	-	11,921
Other liabilities	12	2,033	-	2,033
Derivative instruments - mark-to-market	13	28,763	-	28,763
Long-term debt	15	-	-	-
Preference shares	16	-	-	-
		130,790	-	130,790
Non-Current Liabilities
Deferred revenue	10	42,529	-	42,529
Loans	11	3,012	-	3,012
Other liabilities	12	5,366	-	5,366
Derivative instruments - mark-to-market	13	25,004	-	25,004
Provision for closure and reclamation	14	8,066	-	8,066
Long-term debt	15	168,127	-	168,127
Preference shares	16	69,337	-	69,337
		321,441	-	321,441
Total Liabilities		452,231	-	452,231

Shareholders' Equity
Share capital	17	518,629	-	518,629
Warrants		13,356	-	13,356
Contributed surplus	18	43,431	-	43,431
Deficit		(155,916)	(222,892)	(378,808)
		419,500	(222,892)	196,608
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		871,731	(222,892)	648,839

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and six months ended June 30, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

STATEMENT OF COMPREHENSIVE LOSS
For the three months ended:		June 30,	Adjustments	June 30,2016
	Notes	2016		(restated)
		$	$	$
Operating revenue		59,649	-	59,649

Operating expenses
Production costs	22	(36,513)	-	(36,513)
Depletion and depreciation	8	(15,529)	1,825	(13,704)
Total mine operating expenses		(52,042)	1,825	(50,217)

Gross earnings from operations		7,607	1,825	9,432

Exploration and evaluation	23	-	(2,665)	(2,665)
		(4,28		(4,28
General and administrative	24	2)	-	2)

Share-based payments	18	(299)	-	(299)
	25	(6,17
Other charges and provisions, net		5)	-	(6,175)
Net loss from operations		(3,149)	(840)	(3,989)

Finance expenses, net of interest income	26	(10,382)	-	(10,382)
Foreign exchange (loss)/gain		45	-	45
Net loss		(13,486)	(840)	(14,326)

Total comprehensive loss		(13,486)	(840)	(14,326)

Loss per share (amounts adjusted for Share Consolidation, Note 2b)
Basic	17c	(0.44)	(0.03)	(0.47)
Diluted	17c	(0.44)	(0.03)	(0.47)

Weighted average number of common shares outstanding (in thousands)
(amounts adjusted for Share Consolidation, Note 2b)
Basic	17c	30,231	30,231	30,231
Diluted	17c	30,231	30,231	30,231

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and six months ended June 30, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

STATEMENT OF COMPREHENSIVE LOSS
For the six months ended:		June 30,	Adjustments	June 30,2016
	Notes	2016		(restated)
		$	$	$
Operating revenue		106,189	-	106,189

Operating expenses
Production costs	22	(68,690)	-	(68,690)
Depletion and depreciation	8	(27,760)	3,264	(24,496)
Total mine operating expenses		(96,450)	3,264	(93,186)

Gross earnings from operations		9,739	3,264	13,003

Exploration and evaluation	23	-	(4,684)	(4,684)
General and administrative	24	(7,919)	-	(7,919)
Share-based payments	18	(340)	-	(340)
Other charges and provisions, net	25	(15,598)	-	(15,598)
Net loss from operations		(14,118)	(1,420)	(15,538)

Finance expenses, net of interest income	26	(22,747)	-	(22,747)
Foreign exchange (loss)/gain		245	-	245
Net loss		(36,620)	(1,420)	(38,040)

Total comprehensive loss		(36,620)	(1,420)	(38,040)

Loss per share (amounts adjusted for Share Consolidation, Note 2b)
Basic	17c	(1.28)	(0.05)	(1.33)
Diluted	17c	(1.28)	(0.05)	(1.33)

Weighted average number of common shares outstanding (in thousands) (amounts adjusted for Share Consolidation, Note 2b)
Basic	17c	28,658	28,658	28,658
Diluted	17c	28,658	28,658	28,658

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and six months ended June 30, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

STATEMENT OF CASH FLOW
For the three months ended:		June 30,	Adjustments	June 30,
		2016		2016
	Notes			(restated)
		$	$	$
Operating activities
Net loss		(13,486)	(840)	(14,326)
Adjustments for:
Recognition of non-cash revenue	10, 13	(5,167)	-	(5,167)
Depletion and depreciation	8	15,543	(1,684)	13,859
Unrealized foreign exchange (gain)/loss		(41)	-	(41)
Share-based payments	18	299	43	342
Employee retention allowance	12	151	(3)	148
Finance expenses, net of interest income	26	9,871	-	9,871
Accretion on closure and reclamation	14	169	-	169
Other charges and provisions, net	25	5,371	-	5,371
Interest paid, net of interest received		(1,564)	-	(1,564)
Taxes paid		(314)	-	(314)
Operating cash flows before working capital adjustments		10,832	(2,484)	8,348
Working capital adjustments	28a	1,217	163	1,380
Net cash flows (used in)/provided by operating activities		12,049	(2,321)	9,728

Investing activities
Movement in restricted cash	4	-	-	-
Acquisition of property, plant, and equipment	8	(10,290)	-	(10,290)
Expenditures on exploration and evaluation, net of associated working capital movements		(2,321)	2,321	-
Expenditures on mine under construction, net of associated working capital movements		(2,758)	-	(2,758)
Interest paid on borrowings for mine under construction		-	-	-
Net cash used in investing activities		(15,369)	2,321	(13,048)

Financing activities
Banking facilities	9	(218)	-	(218)
Net proceeds from non-equity financing	28	-	-	-
Net proceeds from equity financing	28	35	-	35
Repayment of derivative liabilities	13	-	-	-
Payment of dividends	16	(2,053)	-	(2,053)
Finance lease payments	26	(544)	-	(544)
Net (repayments of)/borrowings from loans	11	4,084	-	4,084
Net cash provided by financing activities		1,304	-	1,304

Effect of foreign exchange on cash and cash equivalents		(6)	-	(6)
Net (decrease)/increase in cash and cash equivalents		(2,022)	-	(2,022)
Cash and cash equivalents, beginning		7,529	-	7,529
Cash and cash equivalents, ending		5,507	-	5,507

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and six months ended June 30, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

STATEMENT OF CASH FLOW
For the six months ended:		June 30,	Adjustments	June 30,
		2016		2016
	Notes			(restated)
		$	$	$
Operating activities
Net loss		(36,620)	(1,420)	(38,040)
Adjustments for:
Recognition of non-cash revenue	10, 13	(11,938)	-	(11,938)
Depletion and depreciation	8	27,787	(3,014)	24,773
Unrealized foreign exchange (gain)/loss		(226)	-	(226)
Share-based payments	18	340	49	389
Employee retention allowance	12	353	50	403
Finance expenses, net of interest income	26	21,121	-	21,121
Accretion on closure and reclamation	14	337	-	337
Other charges and provisions, net	25	14,794	-	14,794
Interest paid, net of interest received		(6,100)	-	(6,100)
Taxes paid		(314)	-	(314)
Operating cash flows before working capital adjustments		9,534	(4,335)	5,199
Working capital adjustments	28a	(9,285)	(259)	(9,544)
Net cash flows (used in)/provided by operating activities		249	(4,594)	(4,345)

Investing activities
Movement in restricted cash	4	(17,500)	-	(17,500)
Acquisition of property, plant, and equipment	8	(13,994)	-	(13,994)
Expenditures on exploration and evaluation, net of associated working capital movements		(4,594)	4,594	-
Expenditures on mine under construction, net of associated working capital movements		(13,515)	-	(13,515)
Interest paid on borrowings for mine under construction		(5,122)	-	(5,122)
Net cash used in investing activities		(54,725)	4,594	(50,131)

Financing activities
Banking facilities	9	(2,393)	-	(2,393)
Net proceeds from non-equity financing	28	90,175	-	90,175
Net proceeds from equity financing	28	8,103	-	8,103
Repayment of derivative liabilities	13	(31,761)	-	(31,761)
Payment of dividends	16	(3,778)	-	(3,778)
Finance lease payments	26	(1,058)	-	(1,058)
Net (repayments of)/borrowings from loans	11	(1,568)	-	(1,568)
Net cash provided by financing activities		57,720	-	57,720

Effect of foreign exchange on cash and cash equivalents		1	-	1
Net (decrease)/increase in cash and cash equivalents		3,245	-	3,245
Cash and cash equivalents, beginning		2,262	-	2,262
Cash and cash equivalents, ending		5,507	-	5,507

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and six months ended June 30, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

30.	EVENTS AFTER THE REPORTING PERIOD

New GFSAs and Gold Delivery Deferrals

On July 17, 2017, the Company entered into a financing arrangement to provide additional operational working capital to support the Company’s ongoing activities at its Twangiza and Namoya mines. The financing arrangement comprises the following two elements:

(a)	The execution of two additional GFSAs to raise $26 million:

1.

The first GFSA is with affiliates of Gramercy and Baiyin, and provides for the prepayment by the purchasers of $20 million for their purchase of 20,923.974 ounces of gold from the Namoya mine, with gold deliveries over 12 months beginning January 2018, of 1,743.622 ounces of gold per month. The GFSA may be terminated at any time upon a payment in cash or gold to provide an IRR of 15% to the purchasers. The terms of the GFSA also include a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure an effective realized gold price of $1,100 per ounce for that month’s gold delivery;

2.

The second GFSA is with an affiliate of Baiyin as purchaser, and provides for the prepayment by the purchaser of $6 million for its purchase of 6,337.056 ounces of gold from the Twangiza mine, with gold deliveries over eight months beginning January 2018, of 792.132 ounces of gold per month. The GFSA may be terminated at any time upon a payment in cash or gold to provide an IRR of 19.54% to the purchaser. The terms of the GFSA also include a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure an effective realized gold price of $1,100 per ounce for that month’s gold delivery.

(b)

A deferral of gold delivery obligations from July 1, 2017 until December 31, 2017 under both the existing Twangiza GFSA (see Note 13a) and the Namoya stream agreement (see Note 10), in each case with affiliates of Gramercy. The gold delivery schedules for both of these agreements have been amended such that the deferred gold deliveries plus additional ounces in lieu of the associated financing charges will be delivered over the first eight months of 2018, in order to maintain the implied IRR of the original terms of the agreements.